UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                 to

Commission File Number 1-12981

THE AMETEK RETIREMENT AND

SAVINGS PLAN

(Full title of the plan)

AMETEK, Inc.

1100 Cassatt Road

Berwyn, Pennsylvania 19312-1177

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

The AMETEK Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Plan Administrator and Savings and Investment Committee of The AMETEK Retirement and Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of assets available for benefits of The AMETEK Retirement and Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since at least 1994, but we are unable to determine the specific year.

Philadelphia, Pennsylvania

June 29, 2018

The AMETEK Retirement and Savings Plan

Statements of Assets Available for Benefits

	December 31,
	2017	2016
Assets:
Investments	$1,078,975,321	$933,438,983
Plan interest in the AMETEK, Inc. Master Trust	97,386,295	69,817,596

Total investments, at fair value	1,176,361,616	1,003,256,579

Receivables:
Employer contributions	435,172	415,576
Participant contributions	730,246	708,862
Notes receivable from participants	18,579,830	18,431,858

Total receivables	19,745,248	19,556,296

Assets available for benefits	$1,196,106,864	$1,022,812,875

See accompanying notes.

The AMETEK Retirement and Savings Plan

Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2017	2016
Additions:
Contributions:
Employer	$22,659,591	$22,554,460
Participant	41,833,851	40,088,142
Participant rollovers	11,730,082	10,251,065

	76,223,524	72,893,667

Investment income:
Net appreciation (depreciation) in fair value of investments	113,125,919	47,929,501
Interest and dividend income from investments	34,870,873	22,803,069
Increase (decrease) in Plan interest in the AMETEK, Inc. Master Trust	33,466,509	(7,461,752)

	181,463,301	63,270,818

Interest income on notes receivable from participants	808,320	756,074

Total additions	258,495,145	136,920,559

Deductions:
Benefits paid to participants	(85,201,156)	(72,079,281)

Net increase	173,293,989	64,841,278

Asset transfers in due to Plan mergers	—	4,943,493

Assets available for benefits:
Beginning of year	1,022,812,875	953,028,104

End of year	$1,196,106,864	$1,022,812,875

See accompanying notes.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017

1. Description of the Plan

General

The following description of The AMETEK Retirement and Savings Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK,” the “Company” or the “Plan Sponsor”).

The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below. The Plan provides eligible employees of AMETEK and certain of its business units, an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs. See Note 3.

Trustee and Recordkeeper

The Vanguard Fiduciary Trust Company (“Trustee”) is the Plan Trustee and a party-in-interest to the Plan. The Vanguard Group is the Plan’s administrative recordkeeper.

Participant Eligibility

An employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan upon his or her date of hire and on or after the date on which the participant first attains age 18.

Plan Mergers

There were no plan mergers into the Plan in 2017. During 2016, the following net assets were transferred into the Plan (in thousands):

Receipt Date	401(k) Savings Plan
August 1, 2016	Superior Tube Company, Inc. Non Union 401(k) Plan	$1,438
November 10, 2016	Electronic System Protection Inc.	3,505

		$4,943

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017

1. Description of the Plan (continued)

Contributions

Each year, participants have an opportunity to invest, on a pre-tax basis, up to 50% of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who are subject to a 10% limitation. Participants age 50 and over have an opportunity to invest catch-up contributions up to 50% of their compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis.

The Plan: (1) allows eligible employees to designate all or a portion of their pre-tax contribution as a Roth contribution, (2) allows eligible employees to make contributions to the Plan on an after-tax basis (limited to 2% of eligible compensation for highly compensated employees), and (3) accepts direct (but not indirect) rollovers of Roth and after-tax contributions. Roth contributions are eligible for catch-up contributions and matching contributions, and in general, are treated like pre-tax contributions under the Plan for purposes of investment allocations, loan disbursements and withdrawals. Pre-tax contributions and Roth contributions are aggregated for purposes of the dollar limit on deferrals and catch-up contributions under the Internal Revenue Code. After-tax contributions are not eligible for catch-up or matching contributions. After-tax contributions are treated like pre-tax contributions under the Plan for purposes of investment allocations, loan disbursements and withdrawals, as defined by the Plan. Effective December 8, 2015, the Plan was amended to increase the limit on after-tax contributions by highly compensated employees from 4% of eligible compensation to 8% of eligible compensation beginning January 1, 2016. See Note 7.

Participants are automatically enrolled in the Plan at a rate of 3% of their compensation unless the participant opts out of automatic enrollment or until the participant changes their elections. The Vanguard Target Retirement Date Trusts II are the qualified default investment alternatives. The Plan provides for automatic deferral increases by 1% of compensation each January, as defined by the Plan, for employees who are automatically enrolled in the Plan. Participants automatically enrolled in the Plan may revoke their participation of automatic increases, elect an annual automatic increase of 1%, 2% or 3% and have the increase begin in a month other than January. Participants who are not automatically enrolled in the Plan are also permitted to elect automatic deferral increases.

The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each eligible participant of designated employer units, up to a maximum annual Company contribution of $1,200 per participant. Also, the Plan provides for Company contributions to eligible participants of designated employer units, which vary by location and range from 25% to 100% of the amount contributed by each participant, up to a maximum percentage ranging from 1% to 8% of the participants’ compensation as determined by the Board of Directors for each business unit. Matching Company contributions are credited to participants’ accounts at the same time their contributed compensation is invested and are allocated in the same manner as that of their elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.

The Plan allows discretionary employer contributions as determined by the Board of Directors under appropriate circumstances. Discretionary employer contributions are intended to compensate participants for fees incurred in connection with Plan mergers of acquired businesses. Discretionary employer contributions made in 2017 and 2016 were not significant.

The Plan has a retirement feature for eligible salaried and hourly employees of AMETEK. The Company makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon participants’ age and years of service, up to predetermined limits. The Plan has an incentive retirement feature for eligible salaried and hourly employees of AMETEK. The Company contributes an additional 1% of compensation earned to the Plan on behalf of such employees who contribute 6% or more of their compensation earned, up to predetermined limits. Participant contributions under the retirement feature and incentive retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature and incentive retirement feature are the same as for the savings feature under the Plan.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017

1. Description of the Plan (continued)

Forfeited Company contributions from the retirement feature were $.7 million in 2017 and $.4 million in 2016 and are used to reduce future employer retirement feature contributions or to pay Plan administrative expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Vesting

Participants are fully vested at all times in participant contributions and employer matching contributions. Employer retirement feature contributions and related earnings and employer incentive retirement feature contributions and related earnings are fully vested after three years of service.

Participant Loans

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2017 and 2016 ranged between 3.25% and 10.25%. Principal and interest is paid ratably through payroll deductions.

Master Trust

The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Trustee. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. The AMETEK Stock Fund consists primarily of AMETEK common stock and a small portion may also be invested in short-term securities to help accommodate daily transactions. The AMETEK Stock Fund is considered a level 1 investment within the fair value hierarchy.

The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period, for other investment fund transfers and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25% of their contributions in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017

1. Description of the Plan (continued)

The Plan’s interest in the assets of the Master Trust was approximately 99% at both December 31, 2017 and 2016. The fair value of the assets held by the Master Trust was $98,464,633 and $70,665,274 at December 31, 2017 and 2016, respectively.

A summary of the investment income (loss) for the assets held by the Master Trust was as follows:

	Year Ended December 31,
	2017	2016
Net appreciation (depreciation) in fair value of investment	$33,382,458	$(8,046,644)
Interest and dividend income on investment	459,599	509,528

Total investment income (loss)	$33,842,057	$(7,537,116)

Payment of Benefits

On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account. Participants who terminate after attaining retirement age or on account of disability may elect to receive installment payments up to a 15-year period but subject to certain restrictions based on life expectancy. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. Benefits are recorded when paid.

Administrative Expenses

Except for certain loan fees, the expenses of administering the Plan are payable from the Plan’s assets, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.

Plan Termination

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017

2. Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedule. Actual results could differ from those estimates and assumptions.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value less costs to sell, if significant. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4.

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK common stock is valued at the closing price reported in an active market.

The Plan invests in a Vanguard Retirement Savings Fund and Vanguard Target Retirement Date Funds through a common/collective trust. The fair values of the Vanguard Retirement Savings Trust IV and Vanguard Target Retirement Date Trusts II are the reported net asset values of the participation units owned by the Plan at year end. There are currently no redemption restrictions on these investments.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Plan investments do not have significant costs to sell.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017

3. Investment Programs

As of December 31, 2017, a participant may direct contributions (up to certain specified limits) in any of the following investment options:

•	AMETEK Stock Fund
•	Vanguard Retirement Savings Trust IV
•	Vanguard Target Retirement Date Trusts II
•	Vanguard Target Retirement Income Trust II
•	Registered investment companies:
•	Vanguard Federal Money Market Fund
•	Vanguard Total Bond Market Index Fund
•	Vanguard LifeStrategy Funds
•	Vanguard Wellington Fund Admiral Shares
•	Vanguard Windsor II Fund
•	Vanguard PRIMECAP Fund
•	Vanguard Small-Cap Index Fund
•	Vanguard 500 Index Fund
•	Vanguard Developed Markets Index Fund
•	Vanguard Emerging Markets Stock Index Fund
•	American Funds EuroPacific Growth Fund
•	BlackRock Inflation Protected Bond Fund
•	Virtus Ceredex Small Cap Value Equity Fund
•	Wells Fargo Advantage Discovery Fund

Participants may change their investment options or transfer existing account balances to other investment options daily.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017

4. Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2017
	Total	Level 1	Level 2	Level 3
Registered investment companies	$684,154,730	$684,154,730	$—	$—

Common/collective trusts measured at net asset value:
Vanguard Retirement Savings Trust IV	123,304,521
Vanguard Target Retirement Date Trusts II	271,516,070

Investments, at Fair Value	$1,078,975,321

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Registered investment companies	$591,106,119	$591,106,119	$—	$—

Common/collective trusts measured at net asset value:
Vanguard Retirement Savings Trust IV	131,464,354
Vanguard Target Retirement Date Trusts II	210,868,510

Investments, at Fair Value	$933,438,983

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated October 19, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated as of January 1, 2017. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2017	2016
Assets available for benefits per the financial statements	$1,196,106,864	$1,022,812,875
Deemed distributions outstanding related to the current year	11,529	(60,361)
Deemed distributions outstanding related to the prior year	(123,067)	(62,706)

Assets available for benefits per Form 5500	$1,195,995,326	$1,022,689,808

The following is a reconciliation of deductions per the financial statements to total expenses per the Plan’s Form 5500 for the year ended December 31, 2017:

Deductions per the financial statements	$(85,201,156)
Less: Deemed distributions at December 31, 2017	(111,538)
Add: Deemed distributions at December 31, 2016	123,067

Total expenses per Form 5500	$(85,189,627)

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017

7. Plan Amendments

Effective October 13, 2016, the Plan was amended as requested by IRS in connection with the issuance of a determination letter regarding the Plan’s tax-qualified situation.

Effective December 8, 2015, the Plan was amended to increase the limit on after-tax contributions by highly compensated employees from 4% of eligible compensation to 8% of eligible compensation beginning January 1, 2016.

During 2016, the Plan was amended to designate certain U.S. employees of the following acquired businesses as participating employees in the Plan:

Effective Date	Acquired Business
November 14, 2016	Laserage Technology Corporation
June 20, 2016	Electronic Systems Protection, Inc. (hourly employees only)
June 13, 2016	Electronic Systems Protection, Inc. (salaried employees only)
January 20, 2016	Brookfield Engineering Laboratories, Inc.

During 2016, the Plan was amended to merge the net assets of certain U.S. participants from the following acquired businesses’ 401(k) plans into the Plan:

Effective Date	Merged Plan
November 10, 2016	Electronic Systems Protection, Inc.
August 1, 2016	Superior Tube Company, Inc. Non-Union 401 (k) Plan

8. Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). ASU 2017-06 requires a plan’s interest in a master trust and change in the value of that interest to be presented in separate line items in the statement of assets available for benefits and in the statement of changes in assets available for benefits. The new guidance removes the requirement to disclose the percentage interest in the master trust for those plans with divided interests and instead requires disclosure of the dollar amount of interest in each investment type. ASU 2017-06 is effective for interim and annual reporting periods beginning after December 15, 2018. The new guidance will be applied on a retrospective basis and early adoption is permitted. The Plan is currently evaluating the impact of adopting ASU 2017-06 on the Plan’s financial statements.

The AMETEK Retirement and Savings Plan

EIN 14–1682544 Plan #078

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
* Vanguard Retirement Savings Trust IV	Common/Collective Trust	$123,304,521
* Vanguard Target Retirement Income Trust II	Common/Collective Trust	12,135,881
* Vanguard Target Retirement 2015 Trust II	Common/Collective Trust	11,401,257
* Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	43,792,052
* Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	65,108,460
* Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	52,402,088
* Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	32,216,286
* Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	21,358,990
* Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	14,042,397
* Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	11,312,696
* Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	5,523,408
* Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	2,216,194
* Vanguard Target Retirement 2065 Trust II	Common /Collective Trust	6,361
* Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	18,701,877
* Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	46,056,759
* Vanguard LifeStrategy Growth Fund	Registered Investment Company	48,548,279
* Vanguard 500 Index Fund	Registered Investment Company	108,369,325
* Vanguard Developed Markets Index Fund	Registered Investment Company	3,013,179
* Vanguard Emerging Markets Stock Index Fund	Registered Investment Company	6,809,073
* Vanguard Federal Money Market Fund	Registered Investment Company	221,192
* Vanguard Prime Money Market Fund	Registered Investment Company	5,236
* Vanguard PRIMECAP Fund	Registered Investment Company	104,506,068
* Vanguard Small-Cap Index Fund	Registered Investment Company	35,761,448
* Vanguard Total Bond Market Index Fund	Registered Investment Company	42,806,814
* Vanguard Wellington Fund Admiral Shares	Registered Investment Company	147,448,262
* Vanguard Windsor II Fund	Registered Investment Company	50,000,048
* American Funds EuroPacific Growth Fund	Registered Investment Company	22,958,351
* BlackRock Inflation Protected Bond Fund	Registered Investment Company	5,880,073
* Virtus Ceredex Small Cap Value Equity Fund	Registered Investment Company	13,206,203
* Wells Fargo Advantage Discovery Fund	Registered Investment Company	29,862,543

	Total investments	1,078,975,321

* Notes Receivable from Participants	Interest rates ranging from 3.25% to 10.25%	18,579,830

		$1,097,555,151

*	Indicates party–in–interest to the Plan.

Historical cost column is not included as all investments are participant–directed.

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The AMETEK Retirement and Savings Plan
(Name of Plan)

Date: June 29, 2018	By:	/s/ Thomas M. Montgomery
Thomas M. Montgomery
Member, Savings and Investment Committee